www.metrogas.com.ar

July 18, 2007

Alexandre Ibrahim

International Director

New York Stock Exchange

20 Broad Street

New York, NY 10005

Dear Mr. Ibrahim,

I am writing to inform you the Mr. Roberto Brandt has requested a license as General Director of MetroGAS S.A. until July 20, 2007 and will be replaced until said date by Mr. Vito Camporeale. As informed to the local authorities, the date will be further extended to December 31, 2007. The Board of Directors accepted the petition today.

The Board of MetroGAS S.A, during its meeting held today, also named Mr. Andres Cordero Acting General Director starting Monday July 23 until December 31, 2007. Mr. Andrés Cordero previously headed the operations of the Gasoducto Cruz del Sur in Montevideo, Uruguay.

Mr. Roberto Brandt will, in turn, assume the General Manager functions of the Gasoducto Cruz del Sur in Montevideo, Uruguay until December 31,2007.

Mr. Roberto Brandt also resigned to its position of Director and First Vice President of the Company, which was approved by the Board. Given that Mr. Brandt and Mr. Cordero are exchanging its positions, Mr. Andres Cordero, who held the function of Acting Director, will assume the positions of Director and First Vice President of MetroGAS' Board.

Without further commentaries, kind regards,

Magdalena Gonzalez Garaño

Responsible of Market Relations